SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment _______)*

                                NOXSO CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  670 155 20 9
                                 --------------
                                 (CUSIP Number)


                              CRAIG A. STONER, ESQ.
                   DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.
                 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  MAY 23, 2000
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),
           240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 670155 20 9                                               PAGE 2 OF 8

                                  SCHEDULE 13D

    1          NAMES OF REPORTING PERSONS                         ROBERT M. LONG

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
              (Entities Only)

    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
               (See Instructions)                                      (b) [ ]

    3          SEC USE ONLY

    4          SOURCE OF FUNDS (See Instructions)
               PF

    5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                        [ ]

    6          CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES

 NUMBER OF         7           SOLE VOTING POWER
   SHARES                      360,000
BENEFICIALLY
 OWNED BY          8           SHARED VOTING POWER
   EACH                        -0-
 REPORTING
PERSON WITH        9           SOLE DISPOSITIVE POWER
                               360,000

                  10           SHARED DISPOSITIVE POWER
                               -0-

    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                360,000

    12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                   [ ]

    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                36.0%

    14          TYPE OF REPORTING PERSON (See Instructions)
                IN

 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7           2 OF 8
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO. 670155 20 9                                               PAGE 3 OF 8

                                                   SCHEDULE 13D

    1            NAMES OF REPORTING PERSONS                       ROBERT PLATEK

                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                (Entities Only)

    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                       (See Instructions)                              (b) [ ]

    3            SEC USE ONLY

    4            SOURCE OF FUNDS (See Instructions)
                       PF

    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                       TO ITEMS 2(d) OR 2(e)                               [ ]

    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES

  NUMBER OF               7         SOLE VOTING POWER
   SHARES                           450,000
BENEFICIALLY
  OWNED BY                8         SHARED VOTING POWER
   EACH                             -0-
 REPORTING
PERSON WITH               9         SOLE DISPOSITIVE POWER
                                    450,000

                          10        SHARED DISPOSITIVE POWER
                                    -0-

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                  450,000

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                [ ]

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  45.0%

    14            TYPE OF REPORTING PERSON (See Instructions)
                  IN

 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7          3 OF 8
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO. 670155 20 9                                               PAGE 4 OF 8

                                  SCHEDULE 13D

    1             NAMES OF REPORTING PERSONS                       SPENCER LEVY

                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                  (See Instructions)                                    (b) [ ]

    3             SEC USE ONLY

    4             SOURCE OF FUNDS (See Instructions)
                  PF

    5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                     [ ]

    6             CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

  NUMBER OF               7         SOLE VOTING POWER
   SHARES                           90,000
BENEFICIALLY
  OWNED BY                8         SHARED VOTING POWER
    EACH                            -0-
 REPORTING
PERSON WITH               9         SOLE DISPOSITIVE POWER
                                    90,000

                          10        SHARED DISPOSITIVE POWER
                                    -0-

    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                  90,000

    12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)                                 [ ]

    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.0%

    14            TYPE OF REPORTING PERSON (See Instructions)
                  IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7            4 OF 8
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO. 670155 20 9                                              PAGE 5 OF 8


ITEM. 1      SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares, $0.01 par value, of Noxso Corporation (the "Issuer"). The Issuer's principal executive offices are located at RD 2, Box 401, Rhinebeck, NY 12575.


ITEM 2.      IDENTITY AND BACKGROUND.

This statement is being filed by Robert Long, Robert Platek and Spencer Levy. The following table sets forth the business address and principal occupation (including the name, principal business and address of the present employer) for each of Messrs. Long, Platek and Levy.



   NAME AND BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
   -------------------------                    --------------------
   Robert M. Long                Since 1997, Mr. Long has been the president and
   RD 2 Box 401                  sole shareholder of LongView Partners, Inc.
   Rhinebeck, NY 12575           LongView Partners, Inc. is located at RD2 Box
                                 401, Rhinebeck, NY 12575.  Through LongView
                                 Partners, Inc. Mr. Long provides clients with financial and investor relations services.

   Robert Platek                 Mr. Platek is a self-employed investor.
   5 Halls Lane
   Rye, New York 10580

   Spencer Levy                  Since 1999, Mr. Levy has been a self-employed
   11 Waverly Place, #6-H        financial consultant.
   New York, New York 10003

During the past five years neither Mr. Long, Mr. Platek nor Mr. Levy has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years neither Mr. Long, Mr. Platek nor Mr. Levy has been party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Long, Mr. Platek and Mr. Levy are all citizens and residents of the United States.



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CUSIP NO. 670155 20 9                                              PAGE 6 OF 8

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the Issuer's Second Amended Plan of Reorganization (the "Plan"), Messrs. Long (360,000 shares), Platek (450,000 shares) and Levy (90,000 shares), collectively, acquired 900,000 shares of the Issuer's common stock for an aggregate of $50,000 in cash, on a pro-rata basis, paid to the Issuer's bankruptcy counsel, Doepken Keevican & Weiss. Messrs. Long, Platek and Levy purchased the shares with personal funds. None of the funds were borrowed.


ITEM 4.      PURPOSE OF TRANSACTION.

In connection with the Plan, on May 23, 2000, Messrs. Long, Platek and Levy received an aggregate of 900,000 shares of common stock, which represents 90% of the Issuer's issued and outstanding shares of common stock, giving Messrs. Long, Platek and Levy voting control of the Issuer. In addition, on May 25, 2000, Mr. Long, who was previously a director, Secretary and a shareholder of the Issuer, was elected as a director and President of the Issuer. Also, on May 25, 2000, Mr. Levy was elected as a director and Secretary of the Issuer, and James Platek, the brother of Robert Platek, was elected as a director and Treasurer of the Issuer.

As of the date of this schedule, the Issuer is a "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. Messrs. Long, Platek and Levy intend to seek a viable business which the Issuer may acquire, which may include a reverse-acquisition of the Issuer by another entity.

A business combination involving the issuance of the Issuer's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Issuer. Any such business combination may require the current shareholders of the Issuer to sell or transfer all or a portion of their common stock and/or resign from their positions as officers and/or directors of the Issuer. The resulting change in control of the Issuer could result in removal of the current management, and a corresponding reduction in or elimination of their participation in the future affairs of the Issuer.

In addition, the Issuer may be required to amend its articles of incorporation and/or bylaws in connection with any business combination between the Issuer and another entity.

Messrs. Long, Platek and Levy have no present plans or proposals which relate to or would result in:

(a) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; or

(b) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

Notwithstanding the foregoing, Messrs. Long, Platek and Levy will continue to review their investments in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.



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CUSIP NO. 670155 20 9                                              PAGE 7 OF 8

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) As of October 20, 2000, Mr. Long owned beneficially and of record 360,000 shares (36.0%) of the Issuer's common shares.

         As of October 20, 2000, Mr. Platek owned beneficially and of record 450,000 shares (45.0%) of the Issuer's common shares.

         As of October 20, 2000, Mr. Levy owned beneficially and of record 90,000 shares (9.0%) of the Issuer's common shares.

         As of October 20, 2000, Mr. Long, Platek and Levy collectively owned beneficially and of record 900,000 shares (90.0%) of the Issuer's common shares.

(b) Mr. Long has the sole power to vote and to dispose of 360,000 common shares held in his name. Mr. Long does not share the power to vote his shares of the Issuer with any other person.

         Mr. Platek has the sole power to vote and to dispose of 450,000 common shares held in his name. Mr. Platek does not share the power to vote his shares of the Issuer with any other person.

         Mr. Levy has the sole power to vote and to dispose of 90,000 common shares held in his name. Mr. Levy does not share the power to vote his shares of the Issuer with any other person.

(c) During the sixty day period preceding the filing of this schedule, neither Mr. Long, Mr. Platek, nor Mr. Levy had any transactions in the shares of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. Long, Mr. Platek and Mr. Levy, respectively.

(e) Mr. Long, Mr. Platek and Mr. Levy continue to be beneficial owners of more than five percent of the outstanding common shares of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None.


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CUSIP NO. 670155 20 9                                               PAGE 8 OF 8

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:   February 27, 2001               By:  /s/ Robert M. Long
      --------------------------           --------------------------------
                                             Robert Long


Date:   March 6, 2001                   By:   /s/ Robert Platek
      --------------------------           -------------------------------
                                             Robert Platek


Date:   February 27, 2001               By:   /s/ Spencer Levy
      --------------------------           -------------------------------
                                             Spencer Levy